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17005932

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69687

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Apexus Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 19th Street
(No. and Street)

Santa Monica (City) CA (State) 90402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel E Nagy (310) 850-3868
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian W., CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606 (Address) Tarzana (City) CA (State) 91356 (Zip Code)

SEC
Mail Processing
Section

FEB 27 2017

Washington DC
413

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

cm

OATH OR AFFIRMATION

I, Daniel E Nagy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Apexus Capital LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Daniel E Nagy - IRA, account number ending -3729

Daniel E Nagy
Signature

President & CCO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 19 day of Feb, 2017, by DANIEL E NAGY, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

(Seal) Signature ____________

COSTIN HARNONCOURT
Commission # 2141197
Notary Public - California
Los Angeles County
My Comm. Expires Feb 27, 2020

Re: Annual Audited Report 8-69687.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Apexus Capital, LLC
Santa Monica, California

I have audited the accompanying statement of financial condition of Apexus Capital, LLC as of December 31, 2016 and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of Apexus Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Apexus Capital, LLC as of December 31, 2016 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2016 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Apexus Capital, LLC's financial statements. The supplemental information is the responsibility of Apexus Capital, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2017

Apexus Capital LLC
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	14,972
Marketable securities		451,157
Receivable from clearing firm		1,874
Deposits with clearing firm		600,001
CRD balance		1,592
Software, net of amortization of $69		1,181
Total assets	$	1,070,777
Liabilities and Member's Equity		
Accounts payable	$	199
Payable to related party	$	3,430
Accrued Expenses		5,000
Payable to clearing firm		444,608
Accrued compensation		5,311
Total liabilities		458,548
Total member's equity		612,229
Total liabilities and member's equity	$	1,070,777

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Operations
For the year ended December 31, 2016

Revenue		
Commissions		
Certificates of Deposit	$	3,545
Corporate fixed income securities		210
U.S. Government fixed income securities		70
Municipal securities - taxable		1,115
Municipal securities		2,160
Clearing firm interest		223
Total commissions and clearing firm interest	$	7,323
Realized profits on marketable securities	$	6,842
Total Revenue	$	14,165
Expenses		
Accounting/Audit	$	4,400
Advertising and Promotion	$	500
Automobile Expense		630
Occupancy		2,060
Clearing charges		4,429
Email and data storage		1,091
Education/Training		388
Employee compensation and benefits		13,134
Equipment expense		5,203
Insurance		1,945
Operating expenses		14,647
Professional fees		16,514
Software expense		9,444
Total expenses		74,385
Net Income (loss) before income taxes		(60,220)
Income tax Provision		
Income Tax expense		800
Net Income (loss)	$	(61,020)

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2016

		Total Member's Equity
Beginning Balance January 1, 2016	$	3,249
Net Income (loss)		(61,020)
Additional Capital		670,000
Capital Withdrawals		-
Ending Balance December 31, 2016	$	612,229

The accompanying notes are an integral part of these financial statements

Apexus Capital LLC
Statement of Cash Flows
For the year ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	(61,020)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Amortization		69
(increase) decrease in:		
Clearing firm receivable		(1,874)
Clearing firm deposit account		(100,000)
Clearing firm valuation account		(500,000)
CRD balance		(1,592)
Other assets		(1,181)
Increase (decrease) in:		
Commissions payable		5,311
Accounts payable and accrued expenses	$	8,559
Total adjustments	$	(590,708)
Net cash provided (used) by operaitng activities:	$	(651,728)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of securities		(451,157)
Net cash provided by (used in) by investing activities:		(451,157)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		670,000
Clearing firm margin		444,608
Net cash provided by (used in) by financing activities:		1,114,608
Increase (decrease) in cash		11,723
Cash at beginning of year		3,249
Cash at end of year		14,972
Cash paid during the year for:		
Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

APEXUS CAPITAL LLC

Notes to Financial Statements
December 31, 2016

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Apexus Capital LLC (the "Company") was formed in 2015 under the laws of Delaware as a Limited Liability Company. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to operate pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully-disclosed basis through its clearing firm, COR Clearing LLC ("COR"), and the Company had a clearing deposit with COR as of December 31, 2016 of $100,000. The Company is authorized to engage in the following activities: a) broker or dealer retailing corporate securities; b) U.S. government securities broker or dealer; c) solicitor of time deposits in a financial institution; d) put and call broker - offering hedging strategies for convertible debt; e) trading securities for the Company's own account; f) private placement of securities and g) municipal securities dealer or broker. The Company will not hold customer funds or safekeep customer securities.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs for valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or to transfer the liability, in the absence of a principal market, is the most advantageous market value for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad categories:

- Level 1 inputs are quoted prices (unadjusted) for identical assets or liabilities in active markets the Company has the ability to access;
- Level 2 inputs are recent transactions or other inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, or for comparable assets or liabilities, either directly or indirectly;
- Level 3 inputs are unobservable inputs for the asset or liability that rely on management's assumptions and evaluations about the inputs that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available based on the circumstances and may include the Company's own data.

Fair Value Measurement on a Recurring Basis as of December 31, 2016

Assets	Level 1	Level 2	Level 3	Total
Fixed Income Securities	$451,157	-	-	$451,157

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is a wholly owned subsidiary of Apexus Capital Holding, Inc. ("Parent"). The company is subject to taxation in the U.S. and the State of California as a pass through entity to the Parent. The Company is subject to audit for the tax year 2015. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is not subject to IRS or state examination prior to 2015.

Trades are recorded on a trade date basis with related commissions, trading profits and losses, and trade related expenses also recorded on a trade date basis.

The Company does not own fixed property or equipment. Software development expenses are amortized using 36 month straight line depreciation. Software Amortization for the year ended December 31, 2016 was $69.

Cash and equivalents include highly liquid investments or deposits with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts, which at times may briefly exceed FDIC insurance limits. The Company has not experienced any losses in such accounts.

Securities owned are valued at Fair Value, as per FASB ASC 820, discussed above. The resulting differences between cost (unamortized) and fair market value are included in income.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 10, 2017, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities (as discussed above) in which counter-parties primarily include broker-dealers, investment advisors, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or of the issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty and of each security held.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, and also intraday, but on December 31, 2016, the Company's net capital of $581,013 exceeded its minimum net capital requirement by $481,013. The Company's ratio of aggregate indebtedness ($458,548 as of December 31, 2016) to net capital was 0.79 to 1, which is less than the 8:1 ceiling required.

Note 3: FIXED ASSETS

At December 31, 2016, the Company did not hold any fixed assets.

Note 4: LEASE OBLIGATIONS

The Company rents office space in Santa Monica, California on a month to month basis.

Rent expense for the year (Oct – Dec) 2016: $1500

Note 5: RELATED PARTY

The Company has entered into an Expense Sharing Agreement with its parent, Apexus Capital Holding, Inc. The Company pays its Parent a fixed monthly amount for overhead expenses, including office rent, automobile expense, supplies, repairs and maintenance, telephone and internet, and software lease, maintenance and development. The amount paid to its Parent for the year ending December 31, 2016 was $11,856.

Note 6: INCOME TAXES

Income for the limited liability Company is reported as income of the Parent for income tax purposes. Federal income taxes are not payable by or provided for the Company. The Parent is taxed on the Company's earnings. The Company is subject to a State of California $800 limited company annual tax.

APEXUS CAPITAL LLC

Statement of Net Capital
Schedule I
December 31, 2016

	AUDIT 12/31/2016
Member's Equity, December 31, 2016	612,228
Subtract – Non-Allowable assets:	
Fixed Assets	-
Other Assets	2773
Tentative Net Capital	609,455
Haircuts	28,442
NET CAPITAL	581,013
Minimum net capital	100,000
Excess net capital	481,013
Aggregate indebtedness	458,548
Ratio of aggregate indebtedness to net capital	0.79

There were no differences between the Audit for 12-31-16 and the FOCUS report for 12-31-16.

The accompanying notes are an integral part of these financial statements.

APEXUS CAPITAL LLC

December 31, 2016

Schedule II

Determination of Reserve Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission, the Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii)

Schedule III

Information Relating to Possession or Control Requirements under Rule 15c3-3

The Company is exempt from Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Apexus Capital LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the period from January 1, 2016 through December 31, 2016.

Apexus Capital LLC.

By:

Daniel E. Nagy

Daniel E. Nagy, President & CCO

2-10-2017

(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Apexus Capital, LLC
Santa Monica, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Apexus Capital, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Apexus Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Apexus Capital, LLC, stated that Apexus Capital, LLC, met the identified exemption provision throughout the most recent fiscal year without exception. Apexus Capital, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Apexus Capital, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2017